101 South Queen Street
Martinsburg, West Virginia 25401
(304) 263-0836

7000 Hampton Center, Suite K
Morgantown, West Virginia 26505
(304) 285-2500

155 East Main Street, Suite 300
Lexington, Kentucky 40507
(859) 252-2202
	600 Quarrier Street Charleston, West Virginia 25301 Post Office Box 1386 Charleston, West Virginia 25325-1386 (304) 347-1100 www.bowlesrice.com	480 West Jubal Early Drive Suite 130 Winchester, Virginia 22601 (540) 723-8877 5th Floor, United Square 501 Avery Street Parkersburg, West Virginia 26101 (304) 485-8500
Amy J. Tawney Telephone — (304) 347-1123 Facsimile — (304) 343-3058	September 5, 2007	E-Mail Address: atawney@bowlesrice.com

Joshua Ravitz, Esq. Attorney Advisor United States Securities & Exchange Commission Division of Corporation Finance 100 F Street, NE Mail Stop 3561 Washington, DC 20549-3561	VIA FEDERAL EXPRESS

Re:	Southern Bella, Inc. Amendment No. 2 to
Registration Statement on Form SB-2 Filed July 6, 2007
File No. 333-142516

Dear Mr. Ravitz:

On behalf of Southern Bella, Inc. (“Southern Bella”), we hereby submit the following responses to your comment letter dated August 1, 2007.

General

1. We note your response to prior comment 1 but we reissue it. Please revise to remove marketing language throughout the registration statement or provide us with objective evidence that such marketing claims are accurate. Such marketing language includes but is not limited to the following: you refer to Alltech Biotechnology Company as a “loyal” customer on pages 20 and 25, you indicate that the social editor of the Voice Tribune “lauded” your J.B. Speed Museum Gala Dinner on pages 21 and 25, and you reference your “renewed energy,” a “surge” in business, and your position as a “premier caterer,” all of which are on page 25.

Answer: Southern Bella has removed the marketing language referring to Alltech Biotechnology Company as a loyal customer and the comments made by the social editor of the Voice Tribune newspaper relating to Dupree’s catering of the J.B. Speed Museum Gala dinner. Southern Bella also removed the words “renewed energy”, “surge” and “premier caterer” from the prospectus.

Joshua Ravitz
Attorney Advisor
United States Securities & Exchange Commission
September 5, 2007

2. We note your response in prior comment 2 and reissue it in part. Please provide us with backup supporting the following assertions:

▪	Page 25: “Dupree has increased its sales by 50% over the same time period in 2006, and its profits have also increased.”

Answer: Attached as Exhibit A are the revenue forecast reports for the periods of January 1, 2006 through June 2, 2006 and January 1, 2007 through June 2, 2007. These revenue forecast reports show that the total sales have increased from $234,061 2006 to $362,368 in 2007.

▪	Page 25: “[A]s a direct result of [your] success” in catering the University of Kentucky event, you booked additional events.

Answer: Dupree has booked the following additional events for the University of Kentucky as a result of its success in catering the gala for the University of Kentucky in June, 2007: including two events for the University of Kentucky College of Medicine in June, 2007, an event for the University of Kentucky College of Health Sciences on August 31, 2007, an event for the University of Kentucky Gastroenterology and Nutrition Department on September 8, 2007, a fundraiser for the University of Kentucky College of Music on September 29, 2007, and an event for the University of Kentucky Neurosurgery department on December 7, 2007. Dupree received approximately $6,800 in revenues from the two events held in June, 2007, and estimates that it will receive approximately $22,400 in additional revenue from the events to be held in August, September and December. This additional information has been included in the prospectus on pages 20 and 25.

▪	Page 25: “[O]ur corporate clients remain strong.”

Answer: Southern Bella has revised the language in the prospectus to delete this phrase. The prospectus now refers to Alltech Biotechnology Company’s sponsorship of the FEI World Equestrian Event in 2010.

▪
Page 26: “For the year 2007, our goal is to increase Dupree’s sales by twenty percent (20%) over 2006. Dupree has already booked events to reach this target through June 30, 2007. Last year Dupree’s sales were just under $800,000. In 2007, we expect Dupree to reach near $1,000,000 in sales.” Despite the reference in your response letter, the revenue forecast reports for 2006 and 2007 were not included with your last amendment.

Joshua Ravitz
Attorney Advisor
United States Securities & Exchange Commission
September 5, 2007

Answer: See the revenue forecast reports attached as Exhibit A.

▪
Page 27: The Inn at Blackberry Farm is “one of the top hotels in the United States.” Despite the reference in your response letter, the list of awards and accolades earned by the Inn was not included with your last amendment.

Answer: Attached as Exhibit B is the list of Awards and Accolades received by the Inn at Blackberry Farm that was printed from the Inn at Blackberry Farm’s website.

▪	Page 27: “This elevated level of service was noted by the Buffalo Trace distillery at a recent event catered by Dupree at the distillery.”

Answer: The comment by the Buffalo Trace distillery was made verbally; accordingly this statement has been deleted from the prospectus.

Business, page 1

3. We note that in response to prior comment 4 your indicate that the current consulting contract with Ms. Bradley ends on September 30, 2007, after which you will enter into a new agreement with Ms. Bradley. Please indicate whether to not the new agreement will pay any of Dupree’s net income after taxes to Ms. Bradley. Similarly, revise the risk factor on the same topic that you have added on page 7.

Answer: On August 29, 2007, Southern Bella entered into a new Consulting Agreement with Harriet Dupree Bradley for a term commencing on October 1, 2007 and continuing through June 30, 2008. Under this Consulting Agreement, Southern Bella has agreed to pay Ms. Bradley a consulting fee to $4,000 a month. Upon expiration of the Consulting Agreement, Ms. Bradley will continue to provide consulting services to Southern Bella on a month to month basis for the same consideration unless terminated by both Ms. Bradley and Southern Bella. Southern Bella has attached the new Consulting Agreement to the prospectus as Exhibit 10.3 and has revised the disclosures in the prospectus to include the terms of this new consulting arrangement.

Markets We Serve, page 20

4. Please expand your disclosure to provide more detail about the contracts you have secured in connection with the FEI World Equestrian Event and with the University of Kentucky. For example, please specify approximately how many contracts you have in regards to each and the approximate value of the contracts. Please clarify what it means to your company that a customer, Alltech Biotechnology Company, has pledged $10 million to be a main sponsor of the FEI event.

Joshua Ravitz
Attorney Advisor
United States Securities & Exchange Commission
September 5, 2007

Answer: Southern Bella has revised the prospectus to include (i) the number of contracts that it has secured as result of its success at the gala catered for the University of Kentucky in June, 2007 and (ii) the events that is has catered for Alltech Biotechnology Company in connection with its sponsorship of the FEI World Equestrian Event. Southern Bella has also explained that it anticipates that it will be requested to cater Alltech’s corporate tent during the FEI World Equestrian Event because Alltech is a current customer of Dupree. Southern Bella has also disclosed that Dupree does not have any contracts to cater functions in connection with the FEI World Equestrian Event at this time.

Critical Accounting Policies, page 28

5. Refer to prior comment 25. Your revised disclosure with respect to your judgments and accounting estimates appears vague and incomplete. To the extent practicable, also please provide the following additional disclosures with respect to critical accounting estimates:

▪	Material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements;

▪	Provide greater insight into the quality and variability of information and address specifically why your accounting estimates bear the risk of change;

▪	Analyze, to the extent material, the factors in arriving at your estimates including the accuracy of past estimates and whether current estimates are reasonably likely to change in the future;

▪	If reasonably available, provide quantitative disclosure on specific sensitivity to change for your estimates and assumptions.

Refer to FR No. 72 (also Release 33-8350) for guidance.

Answer: Southern Bella has added a new paragraph in its MD&A regarding critical accounting policies.

Joshua Ravitz
Attorney Advisor
United States Securities & Exchange Commission
September 5, 2007

Presentation of Financial Statements and Other Financial Information

6. Refer to prior comment 26. We continue to consider, for purposes of reporting financial information, Dupree as the predecessor entity with Southern Bella as the successor entity. We note that you succeeded to substantially all of the business of Dupree and your own operations prior to the Dupree acquisition appear insignificant relative to that acquired operation. In addition, there is generally a change in control from the predecessor prior ownership as well as changes made by a successor in operating the business that do not negate the designation as a predecessor business. Therefore, financial information for Dupree is required for all periods prior to your formation with no lapse in the periods presented. Please amend Form SB-2 to conform your presentation accordingly. In this regard, please provide all information as we previously cited in our prior comment number 26 (Presentation of Financial Statements and Other Financial Information). Refer to Item 405 of Regulation C and of the Securities Act and Note 1 of Item 310 in Regulation S-B for guidance.

Answer: Southern Bella has restated its financial statements to conform the presentation of its financial statements to contain predecessor financial information for the fiscal 2007 interim period (January 1, 2007 through February 21, 2007) prior to the formation of Southern Bella. Southern Bella has amended the Form SB-2 to include the following information:

▪	Unaudited consolidated statement of operations and consolidated statement of cash flows of Dupree (“predecessor”) for the interim period from January 1, 2007 through February 21, 2007;

▪
Unaudited consolidated statement of operations of Dupree (“predecessor”) for the comparable six months and three months of the preceding fiscal year (January 1, 2006 through June 30, 2006 and April 1, 2006 through June 30, 2006); and

▪	Unaudited consolidated statement of cash flows of Dupree (“predecessor”) for the comparable six months of the preceding fiscal year (January 1, 2006 through June 30, 2006).

Southern Bella has also labeled all financial statements of Dupree as “Predecessor” and the financial statements of Southern Bella as “Successor.”

Southern Bella has revised the MD&A to present results of operations discussion for the three month period ended June 30, 2007 compared to the three month period ended June 30, 2006. Southern Bella has also expanded the Overview section in MD&A to discuss the presentation of predecessor and successor financial statement information.

Joshua Ravitz
Attorney Advisor
United States Securities & Exchange Commission
September 5, 2007

Southern Bella has revised the Statements of Operations Data in the Financial Summary section (page 2) to include all additional predecessor and successor interim period 2007 and 2006 information that is presented in its unaudited consolidated financial statements.

Notes to the March 31, 2007 Unaudited Financial Statements, page 40

Note 2: Summary of Significant Accounting Policies, page 40

(Loss) per Share of Common Stock, page 42

7. In accordance with paragraph 40(c) of SFAS 128, please disclose the amount of any securities that could potentially dilute basis EPS in the future that were not included in the computation of diluted EPS, as it is antidilutive to the period(s) presented.

Answer: The Notes to the June 30, 2007 financial statements have been revised to indicate that there are no securities issued and outstanding that could potentially dilute basic EPS in the future.

Other

8. The independent public accountants in each amendment should furnish manually signed and currently dated consents to the Form SB-2.

Answer: Michael Pollack, CPA, and independent registered certified public accountant, has provided a manually signed consent dated September 4, 2007 to the Form SB-2.

9. In the event of delay in effectiveness of the Form SB-2, please update the financial statements in accordance with Item 310(g) of Regulation S-B.

Answer: Southern Bella has updated the financial statements in accordance with Item 310(g) of Regulation SB-2 to include the June 30, 2007 financial statements and will continue to update the financials in accordance with Item 310(g) of Regulation SB-2 in the event of a delay in the effectiveness of the Form SB-2.

I have enclosed two black-lined copies of Amendment No. 2 to Form SB-2 and two clean copies of Amendment No. 2 to Form SB-2 and a CD containing these documents to expedite your review.

Joshua Ravitz
Attorney Advisor
United States Securities & Exchange Commission
September 5, 2007

If you have any questions, please feel free to contact me.

Very truly yours,

/s/ Amy J. Tawney

Amy J. Tawney

AJT/jam
Enclosures
cc: Viola Heitz

REVENUE FORECAST REPORT

1/1/2006 to 6/2/2006

EVENT DATE	EVENT	CLIENT	FOOD	BEVERAGE NON-ALC	BEVERAGE ALC	RENTL	SERV	DESIGN	OTHER ARR	DELV	TOTAL SALES	TAX SALES	TAX	GRAT.	GRAND TOTAL
INVOICED															
Harriet Dupree															
1/7/06	7430	Brock, Leslie	5,338.00	595.00	0.00	436.85	915.00	0.00	0.00	0.00	7,284.85	7,284.85	437.09	0.00	7,721.94
1/14/06	7763	Meyers, Carl	1,481.25	221.25	0.00	91.00	405.00	0.00	0.00	0.00	2,198.50	2,198.50	131.91	0.00	2,330.41
1/14/06	7778	Davis, Bill	585.00	0.00	0.00	8.82	200.00	0.00	0.00	0.00	793.82	793.82	47.63	0.00	841.45
1/19/06	7779	Bulleit, Tom	496.25	0.00	0.00	0.00	305.00	0.00	0.00	0.00	801.25	801.25	48.08	0.00	849.33
1/26/06	7788	Prudential - DeMovellan	664.05	0.00	0.00	0.00	300.00	0.00	0.00	0.00	964.05	964.05	57.84	0.00	1,021.89
1/27/06	7816	The Estate of Jane Hodg	2,468.75	0.00	0.00	37.50	405.00	0.00	0.00	0.00	2,911.25	2,911.25	174.68	0.00	3,085.93
2/2/06	7819	Atwood, Terrell	900.00	0.00	597.50	58.00	300.00	0.00	0.00	0.00	1,855.50	1,855.50	111.33	0.00	1,966.83
2/4/06	7626	Good Shepherd Episcopa	3,870.00	0.00	442.80	0.00	0.00	0.00	0.00	0.00	4,312.80	0.00	0.00	0.00	4,312.80
2/12/06	7818	Hall, Robert	701.25	0.00	0.00	0.00	0.00	0.00	0.00	0.00	701.25	0.00	0.00	0.00	701.25
2/15/06	7829	Meyers, Carl	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2/16/06	7835	Ann Tower Gallery	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2/17/06	7799	American Saddle Horse	3,712.50	0.00	0.00	0.00	600.00	0.00	0.00	0.00	4,312.50	0.00	0.00	0.00	4,312.50
3/3/06	7478	Cerel, Jan	490.00	70.00	0.00	0.00	400.00	0.00	0.00	0.00	960.00	960.00	57.60	0.00	1,017.60
3/4/06	7479	Cerel, Jan	2,692.50	375.00	0.00	0.00	1,010.00	0.00	0.00	0.00	4,077.50	4,077.50	244.65	0.00	4,322.15
3/4/06	7851	Community Arts Center	2,650.00	0.00	1,195.00	0.00	810.00	0.00	300.00	0.00	4,955.00	0.00	0.00	0.00	4,955.00
3/5/06	7480	Cerel, Jan	658.50	75.00	0.00	0.00	400.00	0.00	0.00	0.00	1,133.50	1,133.50	68.01	0.00	1,201.51
3/8/06	7766	Bluegrass Trust for Histo	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
3/18/06	7834	Arnold, Douglas	871.00	0.00	0.00	101.88	200.00	0.00	0.00	0.00	1,172.88	1,076.88	64.61	0.00	1,237.49
3/21/06	7792	Woodward, Hobson & F	481.00	32.50	0.00	106.20	200.00	0.00	0.00	0.00	819.70	819.70	49.18	0.00	868.88
4/9/06	7886	Robertson, Walt	697.50	0.00	0.00	0.00	200.00	0.00	0.00	0.00	897.50	897.50	53.85	0.00	951.35
4/12/06	7817	Three Chimney's Farm	1,950.00	0.00	956.00	0.00	510.00	0.00	0.00	0.00	3,416.00	3,416.00	204.96	0.00	3,620.96
4/12/06	7849	Bassett, Lucy	1,640.00	15.00	0.00	83.25	705.00	0.00	0.00	0.00	2,443.25	2,443.25	146.60	105.00	2,694.85
4/15/06	7885	Arnold, Douglas	2,629.00	0.00	0.00	0.00	300.00	0.00	0.00	0.00	2,929.00	2,475.00	148.50	0.00	3,077.50
4/20/06	7880	Alford, Farra	1,657.50	0.00	0.00	0.00	200.00	0.00	0.00	0.00	1,857.50	1,857.50	111.45	0.00	1,968.95
4/20/06	7899	Ann Tower Gallery	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
4/21/06	7841	Pin Oak Stud Farm	7,507.50	0.00	2,174.90	0.00	1,109.07	0.00	0.00	0.00	10,791.47	10,791.47	647.49	0.00	11,438.96
4/22/06	7518	Israel, Waldo	3,771.90	0.00	1,297.35	0.00	1,350.00	0.00	0.00	0.00	6,419.25	6,419.25	385.16	600.00	7,404.41
4/22/06	7857	Mt. Brilliant Farm	1,250.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,250.00	1,250.00	75.00	0.00	1,325.00
4/24/06	7842	Alltech	35,390.00	0.00	0.00	0.00	7,040.00	0.00	600.00	0.00	43,030.00	43,030.00	2,581.80	0.00	45,611.80
4/28/06	7538	Lexington Center Corp	400.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	400.00	0.00	0.00	0.00	400.00
4/28/06	7917	OCD EQUINE	1,180.00	0.00	0.00	102.50	200.00	0.00	0.00	0.00	1,482.50	1,482.50	88.95	200.00	1,771.45
4/29/06	7539	Clifton, Calhoun	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
5/1/06	7915	UK Dept of Historic Pres	450.00	0.00	0.00	0.00	100.00	0.00	0.00	0.00	550.00	0.00	0.00	0.00	550.00
5/4/06	7916	UK Dept of Historic Pres	475.00	0.00	0.00	0.00	100.00	0.00	0.00	0.00	575.00	575.00	34.50	0.00	609.50
5/5/06	7875	Bromagen, Glenn	2,400.00	0.00	0.00	0.00	610.00	0.00	0.00	0.00	3,010.00	3,010.00	180.60	0.00	3,190.60
5/6/06	7852	Long, Monnie	288.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	288.00	288.00	17.28	0.00	305.28
5/6/06	7876	Bromagen, Glenn	1,674.00	54.00	0.00	0.00	705.00	0.00	0.00	0.00	2,433.00	2,433.00	145.98	0.00	2,578.98
5/9/06	7905	Wingspan Gallery	1,810.55	17.50	0.00	0.00	405.00	0.00	0.00	0.00	2,233.05	2,233.05	133.98	0.00	2,367.03
5/10/06	7912	Green, Curtis	1,852.35	0.00	0.00	0.00	505.00	0.00	0.00	0.00	2,357.35	2,357.35	141.44	0.00	2,498.79
5/19/06	7902	Christ Church Cathedral	1,612.50	0.00	0.00	0.00	710.00	0.00	0.00	0.00	2,322.50	2,322.50	139.35	0.00	2,461.85

6/6/2007 10:40:30 AM

Page 1 of 3

REVENUE FORECAST REPORT

1/1/2006 to 6/2/2006

EVENT DATE	EVENT	CLIENT	FOOD	BEVERAGE NON-ALC	BEVERAGE ALC	RENTL	SERV	DESIGN	OTHER ARR	DELV	TOTAL SALES	TAX SALES	TAX	GRAT.	GRAND TOTAL
INVOICED															
Harriet Dupree															
5/20/06	7856	Hersh, Louis	998.00	0.00	340.00	113.20	310.00	0.00	0.00	0.00	1,761.20	1,761.20	105.67	0.00	1,866.87
5/20/06	7913	Rosenberg, Dan	1,131.45	17.50	0.00	265.00	305.00	0.00	0.00	0.00	1,718.95	1,718.95	103.14	100.00	1,922.09
5/21/06	7911	Russell, Mike	658.50	0.00	0.00	104.80	200.00	0.00	0.00	0.00	963.30	963.30	57.80	0.00	1,021.10
5/25/06	7909	Young, William	1,934.50	0.00	872.35	0.00	524.15	0.00	0.00	0.00	3,331.00	3,331.00	199.86	250.00	3,780.86
5/26/06	7928	Giles, Ben	661.50	36.00	0.00	0.00	200.00	0.00	0.00	0.00	897.50	897.50	53.85	50.00	1,001.35
5/26/06	7951	TOBA	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
5/28/06	7836	Seelbach, Hendy	675.00	0.00	0.00	37.00	200.00	0.00	0.00	0.00	912.00	912.00	54.72	0.00	966.72
		Harriet Dupree Totals :	**102,754.80**	**1,508.75**	**7,875.90**	**1,546.00**	**22,938.22**	**0.00**	**900.00**	**0.00**	**137,523.67**	**121,742.12**	**7,304.54**	**1,305.00**	**146,133.21**
Eileen S. McCormick															
1/19/06	7787	Alltech	427.50	0.00	0.00	0.00	100.00	0.00	0.00	0.00	527.50	527.50	31.65	0.00	559.15
1/24/06	7786	Alltech	1,084.80	0.00	0.00	0.00	400.00	0.00	0.00	0.00	1,484.80	1,484.80	89.09	0.00	1,573.89
2/28/06	7809	Alltech	345.00	0.00	0.00	0.00	0.00	0.00	0.00	25.00	370.00	345.00	20.70	0.00	390.70
3/6/06	7848	Alltech	387.50	0.00	0.00	0.00	100.00	0.00	0.00	0.00	487.50	487.50	29.25	0.00	516.75
3/17/06	7847	Alltech	188.50	0.00	0.00	0.00	0.00	0.00	0.00	0.00	188.50	188.50	11.31	0.00	199.81
3/17/06	7933	Commonwealth of Kentu	391.50	0.00	0.00	0.00	300.00	0.00	0.00	0.00	691.50	0.00	0.00	0.00	691.50
4/12/06	7895	Alltech	187.50	0.00	0.00	0.00	0.00	0.00	0.00	25.00	212.50	187.50	11.25	0.00	223.75
4/20/06	7892	Alltech	2,335.50	0.00	0.00	0.00	705.00	0.00	0.00	0.00	3,040.50	3,040.50	182.43	0.00	3,222.93
4/22/06	7893	Alltech	1,239.00	0.00	0.00	0.00	505.00	0.00	0.00	0.00	1,744.00	1,744.00	104.64	0.00	1,848.64
4/26/06	7891	Alltech	4,455.00	0.00	0.00	0.00	1,100.00	0.00	0.00	0.00	5,555.00	5,555.00	333.30	0.00	5,888.30
5/5/06	7914	Alltech	375.00	0.00	0.00	0.00	0.00	0.00	0.00	45.00	420.00	375.00	22.50	0.00	442.50
5/6/06	7904	Cohen, Arlene	2,649.25	0.00	0.00	277.30	500.00	0.00	0.00	0.00	3,426.55	3,426.55	205.59	0.00	3,632.14
5/9/06	7920	Draper-Schroeder Recept	100.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	100.00	100.00	6.00	0.00	106.00
5/12/06	7900	Talon Winery	2,487.50	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,487.50	2,487.50	149.25	0.00	2,636.75
5/13/06	7661	Draper-Schroeder Recept	2,647.35	318.85	0.00	975.95	525.00	0.00	0.00	0.00	4,467.15	4,467.15	268.03	533.92	5,269.10
5/14/06	7881	Baker, Harold	1,042.50	0.00	1,192.50	0.00	205.00	0.00	0.00	0.00	2,440.00	2,440.00	146.40	402.30	2,988.70
5/21/06	7930	CKJF	1,790.55	91.00	0.00	854.60	605.00	0.00	0.00	0.00	3,341.15	0.00	0.00	0.00	3,341.15
5/26/06	7798	Karp Family	900.85	0.00	0.00	10.75	500.00	0.00	0.00	0.00	1,411.60	1,411.60	84.70	135.13	1,631.43
5/27/06	7547	Esham Wedding Party	6,599.50	0.00	0.00	0.00	1,515.00	0.00	600.00	300.00	11,794.50	8,114.50	486.87	1,406.93	13,688.30 *
5/27/06	7795	Karp Family	3,647.25	0.00	0.00	0.00	700.00	0.00	115.00	0.00	4,462.25	4,462.25	267.74	547.09	5,277.08
5/28/06	7952	Harrison, Paula	467.50	0.00	0.00	0.00	0.00	0.00	0.00	0.00	467.50	467.50	28.05	0.00	495.55
		Eileen S. McCormick Totals :	**33,749.05**	**409.85**	**1,192.50**	**2,118.60**	**7,760.00**	**0.00**	**715.00**	**395.00**	**49,120.00**	**41,312.35**	**2,478.75**	**3,025.37**	**54,624.12**
Diana Stevie															
1/14/06	7780	Buffalo Trace Distillery	2,400.00	0.00	0.00	416.08	500.00	0.00	9.45	0.00	3,325.53	3,325.53	199.53	432.00	3,957.06
1/20/06	7804	Horst Delivery	144.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	144.00	144.00	8.64	50.00	202.64
1/24/06	7807	Judy Dunn	164.25	0.00	0.00	0.00	0.00	0.00	0.00	0.00	164.25	164.25	9.86	0.00	174.11
1/27/06	7813	Judy Dunn	107.40	0.00	0.00	0.00	0.00	0.00	0.00	0.00	107.40	107.40	6.44	0.00	113.84
2/9/06	7782	Dermatology Associates	3,537.50	0.00	0.00	116.00	0.00	0.00	0.00	0.00	3,653.50	3,653.50	219.21	0.00	3,872.71
2/9/06	7802	UK College of Agricultur	1,060.00	236.00	0.00	0.00	200.00	0.00	0.00	0.00	1,496.00	0.00	0.00	194.40	1,690.40
2/22/06	7837	Indiana Wesleyan/Louisv	1,297.50	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,297.50	0.00	0.00	100.00	1,397.50

6/6/2007 10:40:30 AM

Page 2 of 3

REVENUE FORECAST REPORT

1/1/2006 to 6/2/2006

EVENT DATE	EVENT	CLIENT	FOOD	BEVERAGE NON-ALC	BEVERAGE ALC	RENTL	SERV	DESIGN	OTHER ARR	DELV	TOTAL SALES	TAX SALES	TAX	GRAT.	GRAND TOTAL
INVOICED															
Diana Stevie															
3/7/06	7843	Pedersen-Turner Weddin	47.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	47.17	47.17	2.83	0.00	50.00
3/10/06	7806	Sayre School	997.50	0.00	547.50	223.25	405.00	0.00	50.00	0.00	2,223.25	0.00	0.00	278.10	2,501.35
3/17/06	7832	Cornett Advertising	1,121.25	0.00	0.00	90.00	150.00	0.00	0.00	0.00	1,361.25	1,361.25	81.68	201.83	1,644.76
4/6/06	7890	Henry Family	1,077.00	0.00	0.00	35.00	300.00	0.00	0.00	0.00	1,412.00	1,412.00	84.72	161.55	1,658.27
4/12/06	7887	Federal Medical Center/	422.20	0.00	0.00	0.00	0.00	0.00	0.00	0.00	422.20	0.00	0.00	0.00	422.20
4/13/06	7894	Ohavay Zion Synagogue	875.95	0.00	0.00	0.00	500.00	0.00	0.00	0.00	1,375.95	0.00	0.00	0.00	1,375.95
4/14/06	7874	Rupp, Cathy	2,295.00	295.00	0.00	0.00	510.00	0.00	0.00	0.00	3,100.00	3,100.00	186.00	0.00	3,286.00
4/21/06	7436	Stilz-Plummer Wedding	2,743.50	139.50	1,111.35	1,167.50	1,220.00	0.00	0.00	0.00	6,381.85	6,381.85	382.91	599.15	7,363.91
4/21/06	7641	Wilson, Natalie	5,345.00	218.75	109.00	2,058.75	910.00	0.00	690.00	0.00	9,331.50	9,091.50	545.49	953.20	10,830.19
4/21/06	7785	US Hounds Association	0.00	0.00	0.00	0.00	0.00	0.00	2,750.00	0.00	2,750.00	0.00	0.00	0.00	2,750.00
4/22/06	7867	Duzyk Family	1,302.75	0.00	0.00	185.00	305.00	0.00	0.00	0.00	1,792.75	1,792.75	107.57	234.50	2,134.82
4/28/06	7907	Council of State Govern	400.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	400.00	400.00	24.00	0.00	424.00
5/4/06	7922	UK College of Education	1,868.75	243.75	0.00	0.00	0.00	0.00	0.00	25.00	2,137.50	0.00	0.00	0.00	2,137.50
5/20/06	7918	Buffalo Trace Distillery	2,400.00	0.00	0.00	450.10	500.00	0.00	0.00	0.00	3,350.10	3,350.10	201.01	432.00	3,983.11
		Diana Stevie Totals :	**29,606.72**	**1,133.00**	**1,767.85**	**4,741.68**	**5,500.00**	**0.00**	**3,499.45**	**25.00**	**46,273.70**	**34,331.30**	**2,059.89**	**3,636.73**	**51,970.32**
Sarah Thompson															
3/17/06	7868	Cohen, Dorris	20.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	20.00	20.00	1.20	0.00	21.20
5/21/06	7939	Pennington, Cathy	897.50	0.00	0.00	26.40	200.00	0.00	0.00	0.00	1,123.90	1,123.90	67.43	60.00	1,251.33
		Sarah Thompson Totals :	**917.50**	**0.00**	**0.00**	**26.40**	**200.00**	**0.00**	**0.00**	**0.00**	**1,143.90**	**1,143.90**	**68.63**	**60.00**	**1,272.53**
									INVOICED TOTALS :		**234,061.27**	**198,529.67**	**11,911.81**	**8,027.10**	**254,000.18**
INVOICED TOTAL :			**167,028.07**	**3,051.60**	**10,836.25**	**8,432.68**	**36,398.22**	**0.00**	**5,114.45**	**420.00**	**234,061.27**	**198,529.67**	**11,911.81**	**8,027.10**	**254,000.18**
CONFIRMED TOTAL :			**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
ACTIVE TOTAL :			**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
REPORT TOTAL :			**167,028.07**	**3,051.60**	**10,836.25**	**8,432.68**	**36,398.22**	**0.00**	**5,114.45**	**420.00**	**234,061.27**	**198,529.67**	**11,911.81**	**8,027.10**	**254,000.18**

6/6/2007 10:40:30 AM

Page 3 of 3

REVENUE FORECAST REPORT

1/1/2007 to 6/2/2007

EVENT DATE	EVENT	CLIENT	FOOD	BEVERAGE NON-ALC	BEVERAGE ALC	RENTL	SERV	DESIGN	OTHER ARR	DELV	TOTAL SALES	TAX SALES	TAX	GRAT.	GRAND TOTAL
INVOICED															
Erin Dugan															
1/6/07	8191	Buffalo Trace Distillery	2,250.00	27.14	0.00	560.95	500.00	0.00	0.00	0.00	3,338.09	2,777.14	166.63	409.89	3,914.61
2/3/07	8226	Plummer, Bonnie	479.15	0.00	157.25	232.60	200.00	0.00	80.00	0.00	1,149.00	1,149.00	68.94	0.00	1,217.94
2/7/07	8238	Adair, David	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2/9/07	8228	Buffalo Trace Distillery	2,250.00	0.00	0.00	577.75	500.00	0.00	0.00	0.00	3,327.75	2,750.00	165.00	405.00	3,897.75
2/9/07	8247	UK College of Business	209.25	22.50	0.00	0.00	0.00	0.00	0.00	40.00	271.75	0.00	0.00	0.00	271.75
2/9/07	8248	UK College of Business	633.25	127.50	0.00	381.25	400.00	0.00	0.00		1,542.00	0.00	0.00	0.00	1,542.00
2/10/07	8223	Buffalo Trace Distillery	2,250.00	0.00	0.00	331.75	500.00	0.00	0.00	0.00	3,081.75	2,750.00	165.00	405.00	3,651.75
2/10/07	8256	Adair, David	208.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	208.00	208.00	12.48	0.00	220.48
3/7/07	8283	Bullard, Sherri	800.00	0.00	0.00	0.00	205.00	0.00	0.00	0.00	1,005.00	1,005.00	60.30	0.00	1,065.30
3/9/07	8295	Fifth Third Bank	850.25	0.00	0.00	0.00	0.00	0.00	0.00	40.00	890.25	850.25	51.02	0.00	941.27
3/13/07	8281	UK College of Medicine	2,653.00	161.00	0.00	202.50	400.00	0.00	0.00	0.00	3,416.50	0.00	0.00	0.00	3,416.50
3/24/07	8264	Dugan, Susan	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
3/27/07	8299	Hoffman Enclosures, Inc.	676.00	90.00	0.00	30.00	110.00	0.00	0.00	0.00	906.00	906.00	54.36	0.00	960.36
3/29/07	8323	Fifth Third Bank	223.75	0.00	0.00	0.00	0.00	0.00	0.00	40.00	263.75	223.75	13.43	0.00	277.18
4/5/07	8333	Banwell, Carrie	323.40	0.00	0.00	0.00	0.00	0.00	0.00	0.00	323.40	323.40	19.40	75.00	417.80
4/7/07	8237	Clifton, Calhoun	598.50	0.00	195.00	1,079.50	400.00	0.00	0.00	0.00	2,273.00	2,273.00	136.38	0.00	2,409.38
4/8/07	8335	Banwell, Carrie	757.85	13.50	0.00	0.00	108.00	0.00	0.00	0.00	879.35	879.35	52.76	200.00	1,132.11
4/11/07	8332	UK College of Architect	3,250.00	312.50	0.00	392.50	540.00	0.00	0.00	0.00	4,495.00	0.00	0.00	0.00	4,495.00
4/12/07	8334	UK College of Architect	1,256.25	125.00	895.00	185.00	540.00	0.00	0.00	0.00	3,001.25	0.00	0.00	0.00	3,001.25
4/13/07	8345	Banwell, Carrie	450.00	0.00	0.00	0.00	216.00	0.00	0.00	0.00	666.00	666.00	39.96	144.04	850.00
4/18/07	8331	Buffalo Trace Distillery	6,954.00	300.00	954.00	2,014.40	1,875.00	0.00	33.00	0.00	12,130.40	12,106.40	726.38	1,477.44	14,334.22
4/29/07	8362	Graves, Margaret	142.00	0.00	0.00	132.30	108.00	0.00	0.00	0.00	382.30	382.30	22.94	0.00	405.24
5/19/07	8317	UK College of Law	3,631.65	0.00	1,314.00	1,968.15	1,080.00	0.00	0.00	0.00	7,993.80	0.00	0.00	890.22	8,884.02
5/26/07	8315	Clifton, Calhoun	2,034.00	175.00	0.00	1,464.25	864.00	0.00	0.00	0.00	4,537.25	4,537.25	272.24	0.00	4,809.49
6/2/07	8141	Wiles, Lindsay	1,966.25	206.25	0.00	247.50	360.00	0.00	0.00	0.00	2,780.00	2,780.00	166.80	0.00	2,946.80
		Erin Dugan Totals :	**34,846.55**	**1,560.39**	**3,515.25**	**9,800.40**	**8,906.00**	**0.00**	**113.00**	**120.00**	**58,861.59**	**36,566.84**	**2,194.02**	**4,006.59**	**65,062.20**
Harriet Dupree															
1/27/07	8229	Pappas, John	389.25	14.00	0.00	13.20	105.00	0.00	0.00	0.00	521.45	521.45	31.29	0.00	552.74
2/3/07	8180	Good Shepherd Episcopa	4,060.00	0.00	420.09	0.00	0.00	0.00	0.00	0.00	4,480.09	0.00	0.00	0.00	4,480.09
2/4/07	8213	OCD EQUINE	740.00	10.50	0.00	123.00	205.00	0.00	0.00	0.00	1,078.50	1,078.50	64.71	200.00	1,343.21
2/15/07	8249	Rosemary Brea	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2/23/07	8304	Ellis, Guy	208.50	0.00	0.00	0.00	0.00	0.00	0.00	0.00	208.50	208.50	12.51	0.00	221.01
2/28/07	8259	Amazon.com	1,191.40	161.00	0.00	90.00	0.00	0.00	0.00	0.00	1,442.40	1,442.40	86.54	0.00	1,528.94
3/7/07	8252	Bluegrass Trust for Histo	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
3/15/07	8293	Rosemary Brea	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
4/7/07	8251	Young, William	2,650.00	0.00	1,195.00	0.00	540.00	0.00	0.00	0.00	4,385.00	4,385.00	263.10	0.00	4,648.10
4/10/07	8322	Mulberry and Lime	0.00	0.00	175.40	0.00	108.00	0.00	0.00	0.00	283.40	283.40	17.00	0.00	300.40
4/20/07	8261	Pin Oak Stud Farm	6,806.25	0.00	2,301.75	0.00	1,296.00	0.00	0.00	0.00	10,404.00	10,404.00	624.24	600.00	11,628.24
4/20/07	8330	Rosemary Brea	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

6/6/2007 10:40:39 AM

Page 1 of 3

REVENUE FORECAST REPORT

1/1/2007 to 6/2/2007

EVENT DATE	EVENT	CLIENT	FOOD	BEVERAGE NON-ALC	BEVERAGE ALC	RENTL	SERV	DESIGN	OTHER ARR	DELV	TOTAL SALES	TAX SALES	TAX	GRAT.	GRAND TOTAL
INVOICED															
Harriet Dupree															
4/24/07	8344	TOBA	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
5/4/07	8328	Bromagen, Glenn	2,585.00	0.00	0.00	0.00	648.00	0.00	0.00	0.00	3,233.00	3,233.00	193.98	0.00	3,426.98
5/5/07	8327	Bromagen, Glenn	1,950.32	69.00	0.00	0.00	864.00	0.00	0.00	0.00	2,883.32	2,883.32	173.00	0.00	3,056.32
5/12/07	8302	Van Nagell, Jack	1,617.00	14.00	0.00	0.00	324.00	0.00	0.00	0.00	1,955.00	1,955.00	117.30	0.00	2,072.30
5/18/07	8278	Christ Church Cathedral	1,800.00	0.00	0.00	0.00	756.00	0.00	0.00	0.00	2,556.00	0.00	0.00	0.00	2,556.00
6/2/07	8044	University of Kentucky	60,682.50	0.00	17,424.46	3,176.55	0.00	0.00	0.00	0.00	81,283.51	0.00	0.00	0.00	81,283.51
		Harriet Dupree Totals :	**84,680.22**	**268.50**	**21,516.70**	**3,402.75**	**4,846.00**	**0.00**	**0.00**	**0.00**	**114,714.17**	**26,394.57**	**1,583.67**	**800.00**	**117,097.84**
Eileen S. McCormick															
2/1/07	8221	Federal Medical Center/	250.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	250.00	0.00	0.00	0.00	250.00
2/9/07	8216	Farm Credit Services	2,861.75	0.00	0.00	908.30	675.00	0.00	525.00	15.00	5,621.00	0.00	0.00	0.00	5,621.00 *
2/11/07	8230	Young, Judy	1,327.50	0.00	0.00	542.15	605.00	0.00	0.00	0.00	2,474.65	2,474.65	148.48	549.20	3,172.33
3/2/07	8268	Alltech	50.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	50.00	50.00	3.00	0.00	53.00
3/7/07	8275	UK Health Care Marketi	618.75	37.50	0.00	158.75	340.00	0.00	0.00	0.00	1,155.00	0.00	0.00	0.00	1,155.00
3/7/07	8300	UK Health Care Marketi	0.00	0.00	248.75	0.00	0.00	0.00	0.00	0.00	248.75	0.00	0.00	0.00	248.75
3/11/07	8272	Southern Bella,Inc.	860.00	0.00	0.00	0.00	100.00	0.00	0.00	0.00	960.00	960.00	57.60	0.00	1,017.60
3/16/07	8197	Alltech	4,152.50	120.00	0.00	150.00	1,200.00	0.00	48.00	0.00	5,670.50	5,670.50	340.23	0.00	6,010.73
3/17/07	8243	LaCour, Lars	675.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	675.00	675.00	40.50	0.00	715.50
3/17/07	8254	Alltech	897.00	0.00	0.00	0.00	0.00	0.00	0.00	25.00	922.00	897.00	53.82	0.00	975.82
3/20/07	8314	Alltech	750.00	0.00	0.00	0.00	216.00	0.00	0.00	0.00	966.00	966.00	57.96	0.00	1,023.96
3/23/07	8273	Macy's	750.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	750.00	750.00	45.00	0.00	795.00
3/27/07	8274	Lexmark International In	3,414.00	90.00	1,996.00	1,195.70	1,475.00	0.00	125.00	0.00	8,295.70	0.00	0.00	825.00	9,120.70
4/13/07	8324	Alltech	390.15	0.00	0.00	0.00	208.00	0.00	0.00	0.00	598.15	598.15	35.89	0.00	634.04
4/19/07	7979	Kentuckiana Masonry In	1,395.00	225.00	895.50	815.85	608.00	0.00	600.00	0.00	4,539.35	4,539.35	272.36	251.55	5,063.26
4/20/07	8353	Alltech	250.00	0.00	0.00	0.00	100.00	0.00	0.00	0.00	350.00	350.00	21.00	0.00	371.00
4/21/07	8350	Bell, Nancy	93.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	93.00	93.00	5.58	0.00	98.58
4/21/07	8354	Alltech	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
4/27/07	8342	Alltech	3,162.50	0.00	0.00	0.00	1,188.00	0.00	0.00	0.00	4,350.50	4,350.50	261.03	0.00	4,611.53
4/28/07	8269	Knight, Ginger	0.00	137.50	0.00	0.00	517.71	0.00	0.00	0.00	655.21	655.21	39.31	0.00	694.52
4/28/07	8270	Knight, Ginger	976.50	50.00	15.00	0.00	324.00	0.00	0.00	0.00	1,365.50	1,365.50	81.93	0.00	1,447.43
4/30/07	8336	OCD EQUINE	1,754.50	137.50	0.00	0.00	750.00	0.00	0.00	0.00	2,642.00	2,642.00	158.52	0.00	2,800.52
4/30/07	8367	Alltech	250.00	0.00	0.00	0.00	108.00	0.00	0.00	0.00	358.00	358.00	21.48	0.00	379.48
5/1/07	8361	OCD EQUINE	29,025.00	6,750.00	0.00	10,664.00	8,910.00	0.00	2,190.00	0.00	57,539.00	57,539.00	3,452.34	0.00	60,991.34
5/3/07	8319	UK College of Pharmacy	1,875.00	90.00	0.00	0.00	432.00	0.00	0.00	0.00	2,397.00	0.00	0.00	235.80	2,632.80
5/9/07	8385	Hamlin, Ann	5,650.00	475.00	525.00	250.00	768.00	0.00	0.00	0.00	7,668.00	7,668.00	460.08	150.00	8,278.08
5/11/07	8363	Hollins, Karen	838.50	0.00	0.00	0.00	432.00	0.00	0.00	0.00	1,270.50	1,270.50	76.23	0.00	1,346.73
5/13/07	8208	Baker, Harold	868.75	0.00	993.75	0.00	340.00	0.00	0.00	0.00	2,202.50	2,202.50	132.15	365.35	2,700.00
5/18/07	8380	Alltech	1,884.75	0.00	0.00	0.00	1,288.00	0.00	0.00	0.00	3,172.75	3,172.75	190.37	0.00	3,363.12
5/19/07	8308	Celebrations	1,567.50	145.00	0.00	0.00	500.00	0.00	525.00	0.00	2,737.50	2,737.50	164.25	0.00	2,901.75
5/19/07	8381	Alltech	962.50	0.00	0.00	0.00	432.00	0.00	0.00	0.00	1,394.50	1,394.50	83.67	0.00	1,478.17

6/6/2007 10:40:39 AM

Page 2 of 3

REVENUE FORECAST REPORT

1/1/2007 to 6/2/2007

EVENT DATE	EVENT	CLIENT	FOOD	BEVERAGE NON-ALC	BEVERAGE ALC	RENTL	SERV	DESIGN	OTHER ARR	DELV	TOTAL SALES	TAX SALES	TAX	GRAT.	GRAND TOTAL
INVOICED															
Eileen S. McCormick															
5/21/07	8203	Alltech	40,800.00	0.00	0.00	0.00	8,454.00	0.00	600.00	0.00	49,854.00	49,854.00	2,991.24	0.00	52,845.24
5/23/07	8205	Alltech	5,400.00	0.00	0.00	0.00	1,604.00	0.00	0.00	0.00	7,004.00	7,004.00	420.24	0.00	7,424.24
5/25/07	8309	All Occasions	3,461.85	327.00	0.00	0.00	1,408.00	0.00	0.00	0.00	5,196.85	0.00	0.00	568.33	5,765.18
5/26/07	8224	Hicks, Jan	2,995.00	0.00	0.00	142.50	432.00	0.00	0.00	0.00	3,569.50	3,569.50	214.17	0.00	3,783.67
Eileen S. McCormick Totals :			**120,207.00**	**8,584.50**	**4,674.00**	**14,827.25**	**33,414.71**	**0.00**	**4,613.00**	**40.00**	**186,996.41**	**163,807.11**	**9,828.43**	**2,945.23**	**199,770.07**
Diana Stevie															
4/3/07	8199	Federal Medical Center/	107.10	0.00	0.00	0.00	0.00	0.00	0.00	0.00	107.10	0.00	0.00	0.00	107.10
Diana Stevie Totals :			**107.10**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**107.10**	**0.00**	**0.00**	**0.00**	**107.10**
Sarah Thompson															
2/5/07	8241	Sayre School	105.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	105.00	0.00	0.00	0.00	105.00
Sarah Thompson Totals :			**105.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**105.00**	**0.00**	**0.00**	**0.00**	**105.00**
Cooper Vaughan															
5/26/07	8389	Kathy Gross	1,197.50	62.50	0.00	0.00	324.00	0.00	0.00	0.00	1,584.00	1,584.00	95.04	320.96	2,000.00
Cooper Vaughan Totals :			**1,197.50**	**62.50**	**0.00**	**0.00**	**324.00**	**0.00**	**0.00**	**0.00**	**1,584.00**	**1,584.00**	**95.04**	**320.96**	**2,000.00**
									INVOICED TOTALS :		**362,368.27**	**228,352.52**	**13,701.16**	**8,072.78**	**384,142.21**
CONFIRMED															
Erin Dugan															
5/29/07	8388	Wiles, Lindsay	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
5/30/07	8382	UK	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Erin Dugan Totals :			**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
Eileen S. McCormick															
6/2/07	8220	Ownby, Jodi	1,320.00	0.00	0.00	0.00	400.00	0.00	0.00	0.00	1,720.00	1,720.00	103.20	0.00	1,823.20
Eileen S. McCormick Totals :			**1,320.00**	**0.00**	**0.00**	**0.00**	**400.00**	**0.00**	**0.00**	**0.00**	**1,720.00**	**1,720.00**	**103.20**	**0.00**	**1,823.20**
									CONFIRMED TOTALS :		**1,720.00**	**1,720.00**	**103.20**	**0.00**	**1,823.20**
INVOICED TOTAL :			**241,143.37**	**10,475.89**	**29,705.95**	**28,030.40**	**47,490.71**	**0.00**	**4,726.00**	**160.00**	**362,368.27**	**228,352.52**	**13,701.16**	**8,072.78**	**384,142.21**
CONFIRMED TOTAL :			**1,320.00**	**0.00**	**0.00**	**0.00**	**400.00**	**0.00**	**0.00**	**0.00**	**1,720.00**	**1,720.00**	**103.20**	**0.00**	**1,823.20**
ACTIVE TOTAL :			**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
REPORT TOTAL :			**242,463.37**	**10,475.89**	**29,705.95**	**28,030.40**	**47,890.71**	**0.00**	**4,726.00**	**160.00**	**364,088.27**	**230,072.52**	**13,804.36**	**8,072.78**	**385,965.41**

6/6/2007 10:40:39 AM

Page 3 of 3

AWARDS & ACCOLADES

Relais & Chateaux Member since 1994
Relais Gourmand Member since 2005

2006 *WINE SPECTATOR GRAND AWARD*

2006 *TRAVEL + LEISURE* 500 BEST HOTELS & RESORTS
#1 in Service in the World
#2 in Cuisine in the World
#1 Country Hotel - East (2005 & 2006)

2005 *CONDÉ NAST TRAVELER* GOLD LIST
#1 in Service in the U.S. (Perfect 100 Service Score)

2005 *TRAVEL + LEISURE* WORLD'S BEST AWARDS
#2 in Service in the U.S.
#2 Overall in the U.S.
#7 in World's Best Service

2005, 2006 & 2007 *ZAGAT TRAVEL GUIDE*
#2 Small Hotel in the U.S. (2005, 2006 & 2007)
#4 Hotel for Service in the U.S. (2005 & 2006)
#5 Hotel for Dining in U.S. (2005 & 2006)

2005 *ANDREW HARPER'S HIDEAWAY REPORT*
Grand Award Winner
#1 U.S. Resort Hideaway
#5 U.S. Resort Hotel

2004 *TRAVEL & LEISURE* WORLD'S BEST AWARDS
#4 Hotel in the U.S. & Canada

2006 *SOUTHERN LIVING* READERS' CHOICE AWARDS
"America's #1 Country Inn"

2003 & 2004 *ZAGAT TRAVEL GUIDE*
#1 Small Hotel in the U.S.
#1 Hotel for Service in the U.S.
#2 Hotel for Dining in U.S.

2004 *DEPARTURES* MAGAZINE READERS' FAVORITES SURVEY
#7 Country Hotel in U.S. & Canada

2003 & 2004 ORVIS-ENDORSED LODGE OF THE YEAR
Blackberry is not only the first lodge east of the Mississippi to win this award, but the only lodge ever to win it twice.

2002 *CONDÉ NAST TRAVELER* READERS' CHOICE AWARDS
#1 in Service in the U.S.
#3 in Service in the World
#4 Small Hotel in the U.S.
#3 in Guest Rooms in the U.S.

BLACKBERRY FARM
1471 WEST MILLERS COVE ROAD WALLAND, TENNESSEE 37886 800.273.6004 WWW.BLACKBERRYFARM.COM